United States securities and exchange commission logo





                               December 14, 2022

       Anthony Tan Ping Yeow
       Chairman and Chief Executive Officer
       Grab Holdings Limited
       3 Media Close, #01-03/06
       Singapore 138498

                                                        Re: Grab Holdings
Limited
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Filed April 28,
2022
                                                            File No. 001-41110

       Dear Anthony Tan Ping Yeow:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2021

       Item 5. Operating and Financial Review and Prospects
       Results of Operations
       Comparison of the Years Ended December 31, 2021 and 2020, page 126

   1. Please revise to separately quantify each material factor that contributed to the fluctuations in your
results of operations. Refer to Item 5 of Form 20-F.
       Key Operating Metrics by Business Segment, page 138

   2. We note your metric, Commission Rate, represents the dollar value paid in the form of commissions and fees
from each transaction, without any adjustments for incentives paid to driver- and
merchant-partners or promotions to end-users. As this measure excludes the impact of
incentives, which are reductions to your revenue recorded under IFRS, it would appear that this
measure represents a tailored recognition and measurement
                                                        method. Please tell us
how you considered Question 100.04 of the Compliance and
 Anthony Tan Ping Yeow
Grab Holdings Limited
December 14, 2022
Page 2
         Disclosure Interpretations on Non-GAAP Financial Measures and Rule 100(b) of
         Regulation G.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Keira Nakada at 202-551-3659 or Angela Lumey at 202-551-3398 with any questions.



FirstName LastNameAnthony Tan Ping Yeow                   Sincerely,
Comapany NameGrab Holdings Limited
                                                          Division of
Corporation Finance
December 14, 2022 Page 2                                  Office of Trade &
Services
FirstName LastName